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FORM X-17A-5
PART III

SEC FILE NUMBER
8-46575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark Street, Suite 3550
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roxanna Davis (312) 780-7222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Drive, Suite 3100 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EO

OATH OR AFFIRMATION

I, Steven M. Dresner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven Dresner

Signature

President

Title

Notary Public

ANTHONY VETTURELLI
Commission # 2143093
Notary Public - California
San Diego County
My Comm. Expires Mar 15, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CONTENTS

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

To the Stockholder of
Dresner Investment Services, Inc.
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dresner Investment Services, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dresner Investment Services, Inc.'s management. Our responsibility is to express an opinion on Dresner Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dresner Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Dresner Investment Services, Inc.'s auditor since 2019.

Chicago, IL

February 28, 2020

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,114,516
Trade receivables, less allowance for doubtful accounts of $1,183,429	266,891
Prepaid expenses	42,482
Right of use asset - office lease	70,311
Investments	1,106,289
Total Current Assets	3,600,489
PROPERTY AND EQUIPMENT:	
Computer equipment	23,539
Furniture	4,125
Automobile	42,927
Total Property and Equipment	70,591
Less accumulated depreciation	(66,185)
Property And Equipment, Net	4,406
OTHER ASSETS:	
Deferred tax asset	13,500
Total Other Assets	13,500
TOTAL ASSETS	$ 3,618,395

See Notes to Statement of Financial Condition.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2019

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 13,527
Accrued expenses	57,667
Due to affiliates	518,633
Deferred rent	9,663
Lease liability - office lease	93,081
Total Current Liabilities	692,571
LONG-TERM LIABILITIES:	
Distribution payable	368,291
Total Long-Term Liabilities	368,291
TOTAL LIABILITIES	1,060,862
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615
Additional paid-in capital	25,000
Retained earnings	2,524,918
TOTAL STOCKHOLDER'S EQUITY	2,557,533
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,618,395

See Notes to Statement of Financial Condition.

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities andcorporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

2. Summary of significant accounting policies

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company generally considers short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

Investments:

Investments consist of U.S. Treasury bills and certificates of deposit. These investments are carried on the Statement of Financial Condition at fair value, and are categorized as Level 1 assets within the fair value hierarchy.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. As such, the difference between rent expense recorded and the amount paid was credited or charged to "Deferred rent" prior to the adoption of FASB ASC 842, Leases, which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company provides for deferred income taxes to recognize the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement amounts and those reported on the state tax return for income and expenses.

3. Credit risk

The Company maintains its cash in bank accounts which, at times, may exceed federally-insured limits. The Company has uninsured balances approximating $1,465,373 at December 31, 2019. Management believes that the Company is not exposed to any significant credit risk on cash.

4. Employee retirement plan

The Company and its affiliates have a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan.

5. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 6. Each entity is responsible for its agreed-upon share of base rent and real estate taxes and operating expenses of the facilities. The Company leases its office space under a non-cancelable lease which expires in July 2020.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space, as described above. The Company recognizes a lease liability and the right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is amortized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability.

6. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly owned by the sole shareholder of the Company, provides all the administrative support services, including office and payroll costs.

Allocation of support services are made by DCR to the Company and its affiliates based on an allocation percentage determined by management.

Dresner Corporate Services, Inc. (DCS) is also a related entity. The Company receives payments from DCS for administrative support services, including payroll and other overhead.

The Company also paid a monthly management fee to the Dresner Building Services, Inc., a related entity that is owned by a family member of the sole shareholder of the Company.

The following amounts were due to (from) the above related companies.

December 31, 2019	
Dresner Capital Resources, Inc.	**$ 520,877**
Dresner Corporate Services, Inc.	**(2,244)**
Net	**$ 518,633**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2019, the Company had regulatory net capital of $2,159,943, which was $2,089,219 in excess of its required net capital of $70,724. At December 31, 2019, the Company's net capital ratio was 0.49 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2019, the financial statement date, through February 28, 2020, the date the statement of financial condition was available to be issued.